

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2012

Via E-mail
Richard M. Lucas
Executive Vice President, General Counsel and Secretary
Walker & Dunlop, Inc.
7501 Wisconsin Avenue, Suite 1200E
Bethesda, Maryland 20814

> **Re:** **Walker & Dunlop, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 9, 2012**
> **File No. 001-35000**

Dear Mr. Lucas:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Notice of Special Meeting of Stockholders, page ii

1. Revise the description of the first proposal to add the aggregate consideration and the cash payment to be made in connection with the acquisition. Please also include this information in the Questions and Answers and Summary sections.

Questions and Answers about the Proxy Materials and the Special Meeting

What happens if the Share Issuance Proposal and the Plan Amendment are not approved?, page 3

2. We note your disclosure that if stockholders do not approve the Share Issuance Proposal, you will not complete the Acquisition by issuing shares in excess of the NYSE 20% cap. If applicable, please revise to explain your plans to issue shares to CWCapital in an amount that is less than the 20% cap, including to terminate the acquisition or to increase the cash portion of the consideration.

<u>Proposal 1: Share Issuance Proposal: Issuance of Shares of our Common Stock in Connection with Our Proposed Acquisition of CWCapital</u>

<u>Background of the Acquisition, page 27</u>

3. Revise to specify the valuation and key proposed transaction terms that were put forth throughout the negotiation, beginning with the terms referenced on May 16, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel